Exhibit 99.1

Q1 2021 Results Release Paris, April 22, 2021

TECHNIP ENERGIES Q1 2021 FINANCIAL RESULTS

-	Formation of Technip Energies on February 16, 2021
-	Strong Q1 2021 performance with Adjusted Recurring EBIT Margin of 5.9%
-	€6.5 billion orders, including major LNG award, drives Adjusted Backlog to €17.8 billion
-	Solid balance sheet with €2.5 billion of Adjusted Net Cash

Paris, April 22, 2021 – Technip Energies (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces its first quarter unaudited 2021 financial results.

Arnaud Pieton, CEO of Technip Energies, on Q1 2021 results and outlook:
“The successful creation of Technip Energies took place on February 16, 2021. For the 15,000 people of our new company, this was a proud moment, which has further energized our workforce to deliver on our ambition – to be the reference investment platform for the Energy Transition.”

“With strong revenues and an improvement in EBIT margins year-over-year, our first quarter financial results are a true reflection of our operational excellence and financial stability against ongoing challenges in the global environment. We continue to safely and effectively deliver on our portfolio of projects with discipline and dedication for our customers.”

“During the quarter, we further positioned Technip Energies along the Energy Transition, most notably in sustainable chemistry, where we entered into multiple partnership agreements to advance our technology and commercial offering in circular economy.”

“We look to the remainder of 2021 with confidence to achieve our financial objectives; our revenue outlook is largely secured through scheduled backlog, and sound project execution should ensure we deliver profitability in line with guidance.”

“The industry continues to transition at an accelerated pace – this is both integrated within our strategy and reflected in significant growth in customer engagements. The decarbonization theme is now strongly influencing our traditional businesses, presenting us with greenfield and brownfield opportunities, and our Energy Transition pipeline continues to grow. With our unique capability set, disciplined commercial approach, and trusted execution, Technip Energies is set up to thrive in this environment.”

Key financials – Adjusted IFRS
(In € millions)	Q1 2021	Q1 2020
Revenue	1,557.5	1,540.7
Recurring EBIT	91.3	66.3
Recurring EBIT Margin %	5.9%	4.3%
Net profit[1]	44.2	7.5
Diluted earnings per share[2]	0.24	0.04

Order Intake	6,470.7	512.9
Backlog	17,805.3	14,267.7
Financial information is presented under an adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.
1 Net profit attributable to Technip Energies Group.
2 Diluted earnings per share has been calculated using the weighted average number of outstanding shares of 182,508,672.

Q1 2021 Results Release Paris, April 22, 2021

Key financials - IFRS
(In € millions)	Q1 2021	Q1 2020
Revenue	1,501.0	1,423.0
Net Income[1]	52.7	22.4
Diluted earnings per share[2]	0.29	0.12
1 Net profit attributable to Technip Energies Group.
2 Diluted earnings per share has been calculated using the weighted average number of outstanding shares of 182,508,672.

Guidance – Adjusted IFRS
Company outlook and guidance is unchanged from guidance last published on February 26, 2021. The below table confirms the Company’s FY 2021 guidance:

Revenue	€6.5 – 7.0 billion
Recurring EBIT margin	5.5% – 6.0% (exc. one-off separation cost of €30 million)
Effective tax rate	30 – 35%
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs.

Conference call information
Technip Energies will host its Q1 2021 results conference call and webcast on Thursday, April 22, 2021, at 13:00 CET. Dial-in details:
United Kingdom:	+44 (0) 20 7192 8000
France:	+33 1 76 70 07 94
United States:	+1 631 510 74 95
Conference Code:	9683427

The event will be webcast simultaneously and can be accessed at:
https://edge.media-server.com/mmc/p/y6js8by6

Contacts
Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 3429 3929	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.

Q1 2021 Results Release Paris, April 22, 2021

Operational and financial review
Backlog, Order Intake and Backlog Scheduling
Adjusted order intake for Q1 2021 of €6,470.7 million, equating to a book-to-bill of 4.2, was largely driven by the major award for the Qatar North Field Expansion Project, as well as the Barauni Refinery upgrade in India. Trailing 12-months book-to-bill was 1.7.

Adjusted backlog increased 25% year-on-year to €17,805.3 million, equivalent to 3x 2020 Adjusted Revenue.

(In € millions)	Q1 2021	Q1 2020
Adjusted Order Intake	6,470.7	512.9
Project Delivery	6,181.2	129.7
Technology, Products & Services	289.6	383.2
Adjusted Backlog	17,805.3	14,267.7
Project Delivery	16,628.9	13,116.8
Technology, Products & Services	1,176.4	1,150.9
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
1 Backlog in Q121 benefited from a foreign exchange impact of €155 million.

The table below provides estimated backlog scheduling as of March 31, 2021.

(In € millions)	2021 (9M)	FY 2022	FY 2023+
Adjusted Backlog	5,129.0	5,776.4	6,899.8

Company Financial Performance
Adjusted Statement of Income
(In € millions)	Q1 2021	Q1 2020	% Change
Adjusted Revenue	1,557.5	1,540.7	1%
Adjusted EBITDA	118.0	103.9	14%
Adjusted Recurring EBIT	91.3	66.3	38%
Non-recurring costs	(26.5)	(34.2)	(23%)
EBIT	64.8	32.1	102%
Financial income (expense), net	6.8	(7.8)	-
Profit (loss) before income taxes	71.6	24.3	195%
Provision (benefit) for income taxes	24.1	13.7	76%
Net profit (loss)	47.5	10.7	344%
Net (profit) loss attributable to non-controlling interests	(3.3)	(3.2)	3%
Net profit (loss) attributable to Technip Energies Group	44.2	7.5	489%

Q1 2021 Results Release Paris, April 22, 2021

Business highlights
Projects Delivery – Adjusted IFRS
(In € millions)	Q1 2021	Q1 2020	% Change
Revenue	1,252.5	1,260.3	(1%)
Recurring EBIT	75.9	101.3	(25%)
Recurring EBIT Margin %	6.1%	8.0%	(190bps)
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

Q1 2021 Adjusted Revenue decreased marginally year-on-year by 1% to €1,252.5 million. The continued ramp-up of Arctic LNG 2 and growth in downstream projects in the Middle East and India were offset by lower activity on offshore projects. In addition, there was limited impact on revenues in the quarter from major project awards received in Q4 2020 and Q1 2021.

Q1 2021 Adjusted Recurring EBIT decreased year-on-year by 25% to €75.9 million. Adjusted Recurring EBIT margin declined by 190 basis points to 6.1% primarily due to mix and lower margin recognition on projects in an earlier phase of completion, while the comparable period in Q1 2020 benefited from projects in close out phases, including ADNOC’s Umm Lulu project and Equinor Aasta Hansteen. This was partially offset by a reduction of indirect costs.

Q1 2021 Key operational highlights
Arctic LNG 2 project (Russian Federation)
•	Module construction for train 1 reached 50% completion; on track for module sail away to Russia in 2021.

Bapco Refinery expansion (Bahrain)
•	Completion of heavy lifts in all areas of the refinery.

Energean Power gas FPSO (offshore Israel)
•	Successful completion of last heavy lift campaign in Singapore.

Eni Coral Sul FLNG (Mozambique)
•
After completion of the installation of the 3 Turret Mooring Systems modules and the first gas turbine generator, the Consortium is progressing with the commissioning of instrument rooms and work on the utilities systems.

ENOC Jebel Ali (U.A.E)
•	Commercial completion certificate received on project that was awarded the MEED “Oil & Gas project of the year” in 2020 for successful project execution.

BP Tortue gas FPSO (Senegal / Mauritania)
•	Successful launch of the hull and installation of the Living Quarters.

SOCAR Azerikimya petrochemical plant (Azerbaijan)
•	Successful completion of performance test with plant meeting ethylene and propylene production capacity and quality specifications.

Q1 2021 Results Release Paris, April 22, 2021

Q1 2021 Key commercial highlights
Qatar Petroleum North Field East Project (Qatar)
•
Major* Engineering, Procurement, Construction and Commissioning contract awarded to CTJV, a joint venture between Chiyoda Corporation and Technip Energies, by Qatar Petroleum for the onshore facilities of the North Field East Project.

•
Award will cover the delivery of 4 mega trains, each with a capacity of 8 million tons per annum of LNG, and associated utility facilities. It will include a large carbon capture and sequestration facility, leading to a more than 25% reduction of greenhouse gas emissions when compared to similar LNG facilities.

*A “major” award for Technip Energies is a contract representing more than €1 billion of revenue.

Barauni Refinery upgrade (India)
•	Significant* Engineering, Procurement, Construction and Commissioning contract by Indian Oil Corporation Limited for its BR9 Expansion Project in Barauni, Bihar, in the Eastern part of India.
•	The project will enable production of BS VI Grade fuels – similar to Euro VI Grade fuels – and petrochemicals.
*A “significant” award for Technip Energies is a contract representing between €50 million and €250 million of revenue.

Technology, Products & Services (TPS) – Adjusted IFRS
(In € millions)	Q1 2021	Q1 2020	% Change
Revenue	305.0	280.3	9%
Recurring EBIT	25.8	11.1	132%
Recurring EBIT Margin %	8.5%	4.0%	450bps
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.
Q1 2021 Adjusted Revenue increased year-on-year by 9% to €305.0 million, buoyed by growth in services, notably Project Management Consultancy (PMC), and benefiting from strong order intake for Loading Systems during 2020.

Q1 2021 Adjusted Recurring EBIT increased year-on-year by 132% to €25.8 million. Adjusted Recurring EBIT margin increased year-on-year by 450 basis points benefiting from higher revenues with both Loading Systems and PMC activity showing significant improvement year-on-year.

Q1 2021 Key operational highlights
Neste Singapore Expansion Project (Singapore)
•	Completion of all heavy lift activities.

Hengli liquid ethylene cracker (China)
•	Successful completion of final performance acceptance test.

Hong Kong LNG (China)
•	Successful yard tests completed for 8 LNG Marine Loading Arms and 4 High Pressure Natural Gas arms.

Q1 2021 Results Release Paris, April 22, 2021

Q1 2021 Key commercial highlights
Project Management Consultancy services (Middle East)
•	Letter of Award for a multi-year contract covering Consultancy services and Project Engineering and Management services for various projects.
•	The contract is call-off in nature and therefore does not contribute to Q1 2021 order intake.

Tianjin Nangang LNG Emergency Storage Project (China)
•	Notification of Award from Beijing Gas Group Co., Ltd for the supply of 5 LNG marine loading arms.

Strategic partnership with SYNOVA
•
Using Technip Energies' leading purification technologies and SYNOVA’s advanced plastic waste-to-olefins technology, the partnership aims to commercialize a complete solution for plastic waste back to plastic via a steam cracker.

•	The process will have a low carbon footprint and displaces the need for virgin polymers, in addition to reducing the need for intensive plastic waste sorting.

Strategic partnership with RECENSO
•	Agreement focuses on sustainable plastics-to-plastics chemical recycling.
•
It combines Technip Energies’ leading purification technologies with RECENSO’s proprietary CARBOLIQ technology to offer high-value solutions for generating liquid feedstock from plastic waste to be readily used in existing facilities to produce sustainable polymers.

Member of MIT’s Industrial Liaison Program
•	Membership to the Industrial Liaison Program provides Technip Energies’ with access to MIT’s researchers, strengthening the Company’s innovation in the energy transition and digital area.

Q1 2021 Results Release Paris, April 22, 2021

Corporate and Other items
Corporate costs in the first quarter, excluding non-recurring items, were €10.4 million. Non-recurring items amounted to €26.5 million, primarily relating to separation costs. Q1 2020 combined statement of income was also impacted by foreign exchange impact allocated to Technip Energies. Foreign exchange for Q1 2021 was a negative impact of €4.5 million.

Net financial income was €6.8 million, benefiting from cash on deposit and mark-to-market valuation of investments in traded securities.

Effective tax rate for the first quarter was 33.7%.

Depreciation and amortization expense was €26.7 million, of which €18.6 million is related to IFRS16.

Adjusted net cash at March 31, 2021 was €2.5 billion. This compares to Adjusted net cash at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €2.2 billion.
Total invested equity at March 31, 2021 was €1.3 billion in Adjusted IFRS. This compares to total invested equity at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €1.2 billion.
The Separation and Distribution Agreement was detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” of the press release released on February 26, 2021.
Operating cash flow of €279.8 million, benefited from a solid operational performance and working capital inflows associated with customer advances and milestone payments on projects.
With limited capital expenditure of €8 million, free cash flow generation was €272 million.
Liquidity and credit rating information
Total liquidity of €3.9 billion at March 31, 2021 comprised of €3.2 billion of cash and €750 million of liquidity provided by the undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €98 million of outstanding commercial paper.

The bridge-to-bond under the Company’s bridge term facility was drawn for €620 million at the time of completion of the Spin-off from TechnipFMC. The Company intends to refinance it through a bond take out in the coming quarters.

Technip Energies has a BBB/A-2’ investment grade rating, as confirmed by S&P Global following the Spin-off from TechnipFMC.

Q1 2021 Results Release Paris, April 22, 2021

Disclaimers
This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

Forward-looking statements
This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

This release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.
For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.
Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.
APPENDIX
Basis of preparation – Technip Energies Combined and Consolidated accounts
Consolidated financial statements for the period from January 1 to March 31, 2021 include comparative information (for the year 2020) extracted from Technip Energies’ Combined financial statements.

Information for these two periods constitute the Technip Energies Group’s Consolidated financial statements at March 31, 2021.

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 1.0: ADJUSTED STATEMENTS OF INCOME

(In € millions)	Projects Delivery		TPS		Corporate		Total
	Q1 21	Q1 20	Q1 21	Q1 20	Q1 21	Q1 20	Q1 21	Q1 20
Adjusted Revenue	1,252.5	1,260.3	305.0	280.3	-	-	1,557.5	1,540.7
Adjusted Recurring EBIT	75.9	101.3	25.8	11.1	(10.4)	(46.1)	91.3	66.3
Non-recurring items (transaction & one-off costs)	(1.1)	(5.4)	(0.0)	(0.7)	(25.4)	(28.0)	(26.5)	(34.2)
EBIT	74.8	95.9	25.8	10.4	(35.8)	(74.2)	64.8	32.1
Financial income							16.6	12.6
Financial expense							(9.8)	(20.4)
Profit (loss) before income taxes							71.6	24.3
Provision (benefit) for income taxes							24.1	13.7
Net profit (loss)							47.5	10.7
Net (profit) loss attributable to non-controlling interests							(3.3)	(3.2)
Net profit (loss) attributable to Technip Energies Group							44.2	7.5

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 1.1: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Revenue	1,501.0	56.5	1,557.5
Costs and expenses:
Cost of revenue	1,279.4	100.8	1,380.2
Selling, general and administrative expense	75.5	-	75.5
Research and development expense	7.3	-	7.3
Impairment, restructuring and other expenses	26.5	-	26.5
Total costs and expenses	1,388.7	100.8	1,489.5
Other income (expense), net	1.4	(3.7)	(2.4)
Income from equity affiliates	2.6	(3.5)	(0.8)
Profit (loss) before financial expense, net and income taxes	116.3	(51.5)	64.8
Financial income	16.6	0.0	16.6
Financial expense	(50.9)	41.1	(9.8)
Profit (loss) before income taxes	82.0	(10.4)	71.6
Provision (benefit) for income taxes	26.0	(1.9)	24.1
Net profit (loss)	56.0	(8.5)	47.5
Net (profit) loss attributable to non-controlling interests	(3.3)	-	(3.3)
Net profit (loss) attributable to Technip Energies Group	52.7	(8.5)	44.2

APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 20 IFRS	Adjustments	Q1 20 Adjusted
Revenue	1,423.0	117.7	1,540.7
Costs and expenses:
Cost of revenue	1,202.0	141.8	1,343.8
Selling, general and administrative expense	104.2	-	104.2
Research and development expense	8.5	-	8.5
Impairment, restructuring and other expenses	20.3	-	20.3
Total costs and expenses	1,335.0	141.8	1,476.8
Other income (expense), net	(24.0)	(7.3)	(31.3)
Income from equity affiliates	7.0	(7.5)	(0.5)
Profit (loss) before financial expense, net and income taxes	71.0	(38.9)	32.1
Financial income	15.7	(3.1)	12.6
Financial expense	(45.8)	25.4	(20.4)
Profit (loss) before income taxes	40.9	(16.6)	24.3
Provision (benefit) for income taxes	15.3	(1.6)	13.7
Net profit (loss)	25.6	(14.9)	10.7
Net (profit) loss attributable to non-controlling interests	(3.2)	0.0	(3.2)
Net profit (loss) attributable to Technip Energies Group	22.4	(14.9)	7.5

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 2.0: ADJUSTED STATEMENTS OF FINANCIAL POSITION

(In € millions)	Q1 21	FY 20
Investments in equity affiliates	26.4	37.3
Property, plant and equipment, net	106.3	96.1
Right-of-use asset	274.9	182.4
Goodwill	2,062.2	2,047.8
Other non-current assets	305.3	279.2
Total non-current assets	2,775.1	2,642.8
Cash and cash equivalents[1]	3,199.0	3,064.4
Trade receivables, net	915.1	1,069.3
Contract assets	313.6	285.8
Other current assets	613.8	743.2
Total current assets	5,041.5	5,162.7
Total assets	7,816.6	7,805.5
Total invested equity[1]	1,295.8	1,800.5
Lease liability - Operating non-current	262.1	201.0
Accrued pension and other post-retirement benefits, less current portion	126.4	124.2
Other non-current liabilities	123.8	82.7
Total non-current liabilities	512.3	407.9
Short-term debt	727.8	402.4
Lease liability - Operating current	51.7	41.5
Accounts payable, trade	1,623.5	1,501.6
Contract Liabilities	2,978.4	2,941.6
Other current liabilities	627.1	710.0
Total current liabilities	6,008.5	5,597.1
Total liabilities	6,520.9	6,005.0
Total invested equity and liabilities	7,816.6	7,805.5
1 Cash and cash equivalents at March 31, 2021 was €3.2 billion. This compares to cash and cash equivalents at December 31, 2020, after the impact of the Separation of Distribution Agreement, of €2.9 billion. Total invested equity at March 31, 2021 was €1.3 billion in Adjusted IFRS. This compares to total invested equity at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €1.2 billion. The Separation and Distribution Agreement was detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” of the press release released on February 26, 2021.

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION –
RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Investments in equity affiliates	38.5	(12.1)	26.4
Property, plant and equipment, net	105.9	0.4	106.3
Right-of-use asset	276.9	(2.0)	274.9
Goodwill	2,062.2	-	2,062.2
Other non-current assets	347.8	(42.5)	305.3
Total non-current assets	2,831.3	(56.2)	2,775.1
Cash and cash equivalents	3,223.5	(24.5)	3,199.0
Trade receivables, net	873.2	41.9	915.1
Contract assets	313.0	0.6	313.6
Other current assets	518.9	94.9	613.8
Total current assets	4,928.6	112.9	5,041.5
Total assets	7,759.9	56.7	7,816.6
Total invested equity	1,326.5	(30.7)	1,295.8
Lease liability - Operating non-current	263.5	(1.4)	262.1
Accrued pension and other post-retirement benefits, less current portion	126.4	-	126.4
Other non-current liabilities	153.6	(29.8)	123.8
Total non-current liabilities	543.5	(31.2)	512.3
Short-term debt	727.8	-	727.8
Lease liability - Operating current	52.2	(0.5)	51.7
Accounts payable, trade	1,415.7	207.8	1,623.5
Contract Liabilities	2,974.7	3.7	2,978.4
Other current liabilities	719.5	(92.4)	627.1
Total current liabilities	5,889.9	118.6	6,008.5
Total liabilities	7,759.9	56.7	7,816.6

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 20 IFRS	Adjustments	FY 20 Adjusted
Investments in equity affiliates	39.8	(2.5)	37.3
Property, plant and equipment, net	95.5	0.6	96.1
Right-of-use asset	184.3	(1.9)	182.4
Goodwill	2,047.8	-	2,047.8
Other non-current assets	322.2	(43.0)	279.2
Total non-current assets	2,689.6	(46.8)	2,642.8
Cash and cash equivalents	3,189.7	(125.3)	3,064.4
Trade receivables, net	1,059.1	10.2	1,069.3
Contract assets	271.8	14.0	285.8
Other current assets	663.6	79.6	743.2
Total current assets	5,184.3	(21.6)	5,162.7
Total assets	7,873.9	(68.4)	7,805.5
Total invested equity	1,825.8	(25.3)	1,800.5
Long-term debt, less current portion	-	-	-
Lease liability - Operating non-current	202.3	(1.3)	201.0
Accrued pension and other post-retirement benefits, less current portion	124.2	0.0	124.2
Other non-current liabilities	167.5	(84.8)	82.7
Total non-current liabilities	494.0	(86.1)	407.9
Short-term debt	402.4	-	402.4
Lease liability - Operating current	42.0	(0.5)	41.5
Accounts payable, trade	1,259.4	242.2	1,501.6
Contract Liabilities	3,025.4	(83.8)	2,941.6
Other current liabilities	824.9	(114.9)	710.0
Total current liabilities	5,554.1	43.0	5,597.1
Total liabilities	6,048.1	(43.1)	6,005.0
Total invested equity and liabilities	7,873.9	(68.4)	7,805.5

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 3.0: ADJUSTED STATEMENTS OF CASHFLOWS

(In € millions)	Q1 21	Q1 20
Net (loss) profit	47.5	10.7
Corporate allocation	-	37.8
Change in working capital and Other non-cash items	232.3	135.5
Cash provided (required) by operating activities	279.8	184.0
Capital expenditures	(8.4)	(7.2)
Proceeds from sale of assets	0.4	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	0.6	(1.7)
Cash required by investing activities	(7.4)	(8.5)
Net increase (repayment) in short-term debt and commercial paper	321.5	(232.1)
Net (distributions to)/ contributions from TechnipFMC	(532.8)	364.5
Other including dividends paid and lease liabilities repayment	35.2	(30.2)
Cash provided (required) by financing activities	(176.1)	102.2
Effect of changes in foreign exchange rates on cash and cash equivalents	38.3	(17.5)
(Decrease) Increase in cash and cash equivalents	134.6	260.2
Cash and cash equivalents, beginning of period	3,064.4	3,053.1
Cash and cash equivalents, end of period	3,199.0	3,313.3

APPENDIX 3.1: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Net (loss) profit	56.0	(8.5)	47.5
Corporate allocation	-	-	-
Change in working capital and Other non-cash items	238.4	(6.1)	232.3
Cash provided (required) by operating activities	294.4	(14.6)	279.8
Capital expenditures	(8.4)	-	(8.4)
Proceeds from sale of assets	0.4	-	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	0.6	-	0.6
Cash required by investing activities	(7.4)	-	(7.4)
Net increase (repayment) in short-term debt and commercial paper	321.5	-	321.5
Settlements of mandatorily redeemable financial liability	(129.0)	129.0	-
Net (distributions to)/ contributions from TechnipFMC	(532.8)	-	(532.8)
Other including dividends paid and lease liabilities repayment	35.2	-	35.2
Cash provided (required) by financing activities	(305.1)	129.0	(176.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	51.9	(13.6)	38.3
(Decrease) Increase in cash and cash equivalents	33.8	100.8	134.6
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,223.5	(24.5)	3,199.0

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 3.2: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 20 IFRS	Adjustments	Q1 20 Adjusted
Net (loss) profit	25.6	(14.9)	10.7
Corporate allocation	37.8	-	37.8
Change in working capital and Other non-cash items	26.8	108.7	135.5
Cash provided (required) by operating activities	90.2	93.8	184.0
Capital expenditures	(7.2)	-	(7.2)
Proceeds from sale of assets	0.4	-	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	(1.7)	-	(1.7)
Cash required by investing activities	(8.5)	-	(8.5)
Net increase (repayment) in short-term debt and commercial paper	(232.1)	-	(232.1)
Settlements of mandatorily redeemable financial liability	(3.8)	3.8	-
Net (distributions to)/ contributions from TechnipFMC	364.5	-	364.5
Other including dividends paid and lease liabilities repayment	(30.2)	-	(30.2)
Cash provided (required) by financing activities	98.4	3.8	102.2
Effect of changes in foreign exchange rates on cash and cash equivalents	(33.8)	16.3	(17.5)
(Decrease) Increase in cash and cash equivalents	146.2	114.0	260.2
Cash and cash equivalents, beginning of period	3,563.6	(510.5)	3,053.1
Cash and cash equivalents, end of period	3,709.8	(396.5)	3,313.3

APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES

(In € millions)	Q1 21	% of revenues	Q1 20	% of revenues
Adjusted Revenue	1,557.5	-	1,540.7	-
Cost of Revenue	1,380.2	88.6%	1,343.8	87.2%
Adjusted Gross Profit	177.4	11.4%	196.9	12.8%
Adjusted recurring EBITDA	118.0	7.6%	103.9	6.7%
Amortization, Depreciation and Impairment	26.7	-	37.5	-
Adjusted recurring EBIT	91.3	5.9%	66.3	4.3%
Non-recurring Items	(26.5)	-	(34.2)	-
Adjusted profit before financial expense, net and income taxes	64.8	4.2%	32.1	2.1%
Financial Income and expenses	6.8	-	(7.8)	-
Adjusted Profit Before Tax	71.6	4.6%	24.3	1.6%
Income taxes	24.1	-	13.7	-
Adjusted Net Profit (loss)	47.5	3.0%	10.7	0.7%

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION

(In € millions)	Projects Delivery		TPS		Corporate		Total
	Q1 21	Q1 20	Q1 21	Q1 20	Q1 21	Q1 20	Q1 21	Q1 20
Revenue	1,252.5	1,260.3	305.0	280.3	-	-	1,557.5	1,540.7
Profit (loss) before financial expenses, net and income taxes							64.8	32.1
Non-recurring items:
Separation costs allocated							25.4	12.0
Restructuring expenses							1.1	4.8
COVID-19 costs							-	3.5
Other non-recurring (income) / expenses							-	13.9
Adjusted recurring EBIT	75.9	101.3	25.8	11.1	(10.4)	(46.1)	91.3	66.3
Adjusted recurring EBIT margin %	6.1%	8.0%	8.5%	4.0%	-	-	5.9%	4.3%
Adjusted Amortization and Depreciation							26.7	37.5
Adjusted recurring EBITDA							118.0	103.9
Adjusted recurring EBITDA margin %							7.6%	6.7%

APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Project Delivery	15,280	1,348.9	16,628.9
Technology Products & Services	1,176.4	-	1,176.4
Total	16,456.4	1,348.9	17,805.3

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Project Delivery	6,064.2	117	6,181.2
Technology Products & Services	289.6	-	289.6
Total	6,353.7	117	6,470.7

Q1 2021 Results Release Paris, April 22, 2021

APPENDIX 8.0: YAMAL LNG JOINT VENTURE

(In € millions)	Q1 21	FY 20
Contract liabilities – proportionate share	308	345

(In € millions)	Q1 21	Q1 20
Cash provided (required) by operating activities – proportionate share	(5)	(13)

APPENDIX 9.0: Definition of Alternative Performance Measures (APMs)
Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs.
Each of the APMs is defined below:
•
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company's proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG and Yamal LNG is included at 50%,the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma at 33.3%. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company's core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company regarding these projects.

•
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (applying to the method described above under Adjusted Revenue) and restated for the following items considered as non-recurring: (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) significant litigation costs that have arisen outside of the course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company's operations and combined results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company

Q1 2021 Results Release Paris, April 22, 2021

•
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from TechnipFMC), both as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company's capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company's financial condition and recognizing underlying trends in its capital structure. Adjusted net (debt) cash should not be considered an alternative to, or more meaningful than, cash and cash equivalents as determined in accordance with IFRS or as an indicator of the Company's operating performance or liquidity.

•
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company's proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company's core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, and the joint-venture Rovuma) and restates the share of order intake attributable to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company's forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.